SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTION 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:        0-16179

GEXA CORP.
(Exact name of registrant as specified in its charter)

20 Greenway Plaza, Suite 600 Houston, Texas 77046; (713) 470-0400
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, par value $.01 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

        Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to    terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 15d-6	☐
Rule 12h-3(b)(1)(i)	☒

        Approximate number of holders of record as of the certification or notice date: 1 (as of June 17, 2005).

        Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Gexa Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

GEXA CORP.
Date: June 17, 2005	By:	/s/ NEIL LEIBMAN Neil Leibman Chief Executive Officer